June 1, 2022

VIA EDGAR TRANSMISSION

Ms. Emily Rowland

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Rowland:

On March 25, 2022, the Registrant, on behalf of its series, Eventide Large Cap Focus Fund (the “Fund”) filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on May 3, 2022, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

General

Comment 1: Please file a response letter on EDGAR and provide a redline of the registration statement to rowlande@sec.gov at least five business days before the effective date of the Prospectus.

Response: The Registrant has complied with this request.

Comment 2: Please update the series and class identifiers on EDGAR to reflect the Fund’s ticker symbols.

Response: The Registrant undertakes to update the Fund’s ticker symbols with the Fund’s filing pursuant to Rule 485(b).

Prospectus

Fee Table

Comment 3: The parenthetical “as a % of the lesser of NAV of the shares redeemed or the original purchase price” for the Fund’s Maximum Deferred Sales Charge applies to Class C shares, but does

Ms. Emily Rowland

June 1, 2022

not apply to Class A shares. Please indicate in footnote 1 that the Maximum Deferred Sales Charge for Class A shares is based on NAV at the time of purchase as disclosed on page 44 of the Prospectus.

Response: The Registrant has amended the Fee Table to state in relevant part:

	Class A	Class C	Class N	Class I
Maximum Deferred Sales Charge (Load) ~~(as a % of the lesser of the NAV of the shares redeemed or the original purchase price)~~	1.00%[1]	1.00%[2]	None	None

1 The maximum deferred sales charge on Class A shares (as a % of NAV at the time of purchase) applies only to purchases of $1 million or more made without an initial sales charge and applies to shares sold within 18 months of purchase.

2 The maximum deferred sales charge on Class C shares (as a % of the lesser of NAV of the shares redeemed or the original purchase price) applies to shares sold within 12 months of purchase.

Example

Comment 4: Please note in the prefatory paragraph that the Example indicates the cost of investing in the Fund if an investor redeems or holds all of his shares at the end of the indicated periods, except for Class C where the Example shows separately an investor’s costs if the shares are redeemed and if they are held.

Response: The Registrant has amended its disclosures to state the following, which it believes captures that the Example for Class C shares indicates an investor’s costs whether shares are held after 1 year and whether they are redeemed after 1 year:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods.

Principal Investment Strategies

Comment 5: Please include a definition of “yieldco” in the first paragraph under the heading “Principal Investment Strategies.”

Response: The Registrant has amended its disclosures to state the following:

Equity securities that the Fund may invest in include, but are not limited to, common stocks (including American Depositary Receipts (“ADRs”)), yieldcos (e.g., dividend growth-oriented public companies created by a parent company, which bundles renewable and/or conventional long-term contracted operating assets, such as solar

Ms. Emily Rowland

June 1, 2022

and wind power, in order to generate cash flow), real estate investment trusts (“REITs”), convertible bonds, preferred stocks, and master limited partnerships (“MLPs”).

Comment 6: Please clarify that convertible bonds will only be counted towards the Fund’s 80% test to the extent they are in the money at the time of purchase.

Response: The Registrant has given careful consideration to the Staff’s comment and respectfully declines to amend the disclosure of the Fund’s 80% test. The Fund’s policy to invest, under normal circumstances, at least 80% of its net assets in large capitalization companies satisfies the requirements of Rule 35d-1.

Comment 7: If the Fund will invest in contingent convertible bonds, please disclose and define contingent convertible bonds in the Fund’s principal investment strategy disclosures and add appropriate investment risk disclosures.

Response: The Registrant has confirmed that the Fund will not invest in contingent convertible bonds.

Comment 8: In the first sentence at the top of page 4 of the Prospectus, please replace the word “securities” with the word “shares.” Please replace the phrase “illiquid securities” with “illiquid investments” throughout the Registration Statement.

Response: The Registrant has made the requested substitutions.

Comment 9: Supplementally, please explain whether the Fund intends to use options strategies to achieve its investment objective or to manage volatility. The Staff may have additional comments depending on the Registrant’s response.

Response: The Registrant has confirmed with the adviser that the Fund intends to use options strategies primarily to manage volatility. Such use includes income generation and the management of portfolio volatility consistent with the Fund’s investment objective.

Comment 10: Please explain how the Adviser analyzes a company’s “ability to operate with integrity and create value.” For example, if the following is true, the Fund should make clear that an investment could be made if a company scores poorly on “integrity and value” criteria if it scores well on other non “integrity and value” factors.

Response: The Registrant has amended its disclosures to state the following:

The Adviser uses its values-based screening process to analyze~~s~~ all potential investments for the company’s ability to operate with integrity and create value for

Ms. Emily Rowland

June 1, 2022

customers, employees, and other stakeholders by reflecting the values listed below. While few companies may reach these ideals in every area of their business, these principles articulate the Adviser’s highest expectations for corporate behavior. The Adviser uses its values-based screening processes in connection with other fundamental research processes to help establish the Fund’s eligible investment universe. Securities are generally ineligible for purchase within the Fund unless the Adviser~~’s research indicates~~ believes that the values-based screens are met. ~~For the avoidance of doubt~~The Adviser’s screening process for potential investments does not apply relative weights between values-based factors and financial factors. ~~While few companies may reach these ideals in every area of their business, these principles articulate the Adviser’s highest expectations for corporate behavior.~~ There is no guarantee that the Adviser will be able to successfully screen out all companies that are inconsistent with the following principles which help to guide the Adviser’s research and investment framework. The Adviser seeks to invest in companies that reflect the following values:

Comment 11: The fourth and fifth sentences of the first full paragraph on page 4 of the Prospectus seem to be in conflict. Please reconcile these sentences by clearly stating how the Fund determines whether its value-based screens are met and what happens if they are not.

Response: The Registrant refers to its response to Comment 10.

Comment 12: The second and fifth sentences of the first full paragraph on page 4 of the Prospectus are duplicative. Please delete one or the other.

Response: The Registrant refers to its response to Comment 10.

Comment 13: Please disclose whether the Fund selects investments using (i) an integrity index, (ii) scores or data from a third-party rating organization, (iii) a proprietary screen (including the factors that the screen applies), or (iv) a combination of the above methods. The Fund should describe its due diligence practices in applying its screening criteria. For example, does the Fund perform its own independent analysis of its issuers or does it rely exclusively on third-party data? If the Fund intends to use one or more third-party data or scoring providers, please identify the provider and briefly summarize the provider criteria or methodology and describe the principal risks of using third-party data providers (i.e., that scores could vary across providers and even within industries from the same provider).

Response: The Registrant has considered the Staff’s comment in conjunction with Comment 27 below. The Registrant believes the information requested in Comment 13 is additional detail that is best suited for the Fund’s Item 9 disclosures. The Registrant has amended its Item 9 disclosures

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June 1, 2022

include the following as the fifth paragraph under the heading “LARGE CAP FOCUS FUND” (after the bulleted list):

The Adviser applies a combination of methods within its fundamental research process and systems to help cover a range of company-related information. This includes qualitative and quantitative data that can inform the Adviser’s investment decisions, such as company reports, news and research offered by third parties. This information can reflect on a company’s financial and competitive position, risks, and business reputation and ethical standing in the marketplace. The Adviser typically obtains values-based data from multiple third-party providers, which the Adviser changes from time to time based on research needs and industry developments. Values-based data offers additional inputs to the Adviser’s fundamental research process and investment framework. The Adviser views third- party information as part of its overall research rather than assigning any particular data source as the determinative factor in investment decisions. The Adviser believes that considering a broad range of research information, from multiple sources, can help to mitigate risks associated with misinterpreting data or relying on inaccurate information provided by third parties, but cannot guarantee that any third-party information it receives is accurate or free of defects. The Adviser maintains research supporting its investment decisions.

Comment 14: Please confirm and clarify the paragraph immediately following the bulleted list of values. What large capitalization companies would be included here?

Response: Consistent with its focus on values-based investing, the Fund may invest in securities that benefit low-to-moderate income families and communities once all investments policies are satisfied, and only to the extent that such investment will not violate any investment restrictions. Investment examples include investment in notes and/or other fixed income securities in which issuers provide financing to underserved communities or other causes consistent with this disclosure.

Principal Investment Risks

Comment 15: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the Fund. Please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Ms. Emily Rowland

June 1, 2022

Response: The Registrant has given the Staff’s position and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 16: If true, please disclose that the Fund’s investments in foreign securities may be denominated in foreign currencies.

Response: The Registrant has confirmed with the Adviser that the Fund’s investments in foreign securities are traded and settled in U.S. dollars.

Comment 17: In the Fund’s disclosure of “Industry Concentration Risk,” please delete the phrase “because the Fund’s investments are concentrated in the drug related industries.”

Response: The Registrant has amended it disclosure of “Industry Concentration Risk” to state the following:

The Fund may be susceptible to an increased risk of loss, including losses due to adverse occurrences affecting the Fund more than the market as a whole, because the Fund’s investments are concentrated in the ~~drug related~~ semiconductor and software industries.

Comment 18: In the Fund’s disclosure of “Limited History of Operations Risk,” please consider adding that the Fund could have higher expenses, may not grow to an economically viable size or may cease operations, any of which could require investors to liquidate or transfer their assets at a loss.

Response: The Registrant has considered the Staff’s comment and respectfully declines to amend its disclosure of “Limited History of Operations Risk.” The risks identified by the Staff apply equally to all funds and not just those with a limited history of operations.

Comment 19: Please tailor the last sentence of “MLP and MLP-Related Securities Risk” to address current market conditions.

Response: The Registrant has amended its disclosure of “MLP and MLP-Related Securities Risk” to state the following:

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June 1, 2022

~~Depending on the state of interest rates in general~~During periods of rising interest rates, the use of MLPs or MLP-related securities could ~~enhance or harm~~ hinder the overall performance of the Fund.

Comment 20: Please consider changing “Sector Concentration Risk” to “Sector Focus Risk” to avoid any investor confusion about the Fund’s industry concentration policy.

Response: The Registrant has renamed “Sector Concentration Risk” as “Sector Exposure Risk.”

Comment 21: Please confirm the bracketed language in the disclosure of “Healthcare Sector Risk”.

Response: The Registrant has removed the brackets around “and life sciences” and “and life sciences companies” in its disclosure of “Healthcare Sector Risk.”

Performance

Comment 22: Please identify supplementally the broad-based securities index that the Fund will utilize.

Response: The Registrant has confirmed that the Fund will compare its performance to that of the S&P 500 Total Return Index.

Additional Information about the Fund’s Principal Investments Strategies and Related Risks

Comment 23: Please be sure to carry through any of the foregoing comments to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks” and amended those disclosures accordingly.

Comment 24: In the Fund’s Item 9 investment strategy disclosures, please include a definition of “illiquid investments.”

Response: The Registrant has amended its disclosures to state the following:

The Fund may invest in private companies and other companies whose securities may have legal or contractual restrictions on resale or are otherwise illiquid (“Illiquid Investments ~~Securities~~”). The Fund will not invest more than 15% of the Fund’s net assets in these Illiquid Investments~~Securities~~. Illiquid Investments are investments

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June 1, 2022

that are not reasonably expected to be sold or disposed of in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.

Comment 25: If derivatives are counted towards the Fund’s 80% policy, please disclose whether those derivatives will be valued on a marked to market basis rather than their notional value.

Response: The Registrant confirms that derivatives are included in the Fund’s 80% investment policy and has amended its disclosures to state the following:

Under normal market conditions, the Fund invests at least 80% of its net assets in large capitalization companies. The Fund considers its investment in derivatives, based on their marked to market value, when determining its compliance with this test.

Comment 26: The Fund’s Item 9 strategy disclosures are nearly identical to the Fund’s Item 4 strategy disclosures. Please amend the disclosures in this section to provide a more layered strategy disclosure.

Response: The Registrant refers to its responses to Comment 13, 24 and 25.

Comment 27: Please discuss in the Fund’s Item 9 disclosures that the Fund may take temporary defensive positions and that the Fund may not achieve its investment objective while such measures are being implemented.

Response: The Registrant has added the following paragraph on page 40 after the section entitled “Portfolio Holdings Disclosure Policies”:

Temporary Defensive Positions

From time to time, the Fund may take temporary defensive positions, which are inconsistent with the Fund’s principal investment strategies, in attempting to respond to adverse market, economic, political, or other conditions. For example, the Fund may hold all or a portion of its assets in money market instruments, including cash, cash equivalents, U.S. government securities, other investment grade fixed income securities, certificates of deposit, banker’s acceptances, commercial paper, money market funds and repurchase agreements. If the Fund invests in a money market fund, the shareholders of the Fund generally will be subject to duplicative management fees. Although the Fund may do this to seek to avoid losses, the Fund will be unable to pursue its investment objective during that time, and it could reduce the benefit from any upswing in the market. The Fund also may invest in money market

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June 1, 2022

instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

Comment 28: The lead in paragraph for the Fund’s Item 9 principal investment risk disclosure states that “[a]n investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” If the Fund’s shares may be sold through banks, please add the FDIC disclosure required by Item 4(b)(1)(iii) to Form N-1A.

Response: The Fund’s shares are not sold through banks.

Comment 29: The legend for the risk table states that “[t]he following summarizes the principal and non-principal risks of the Fund.” As Item 9 disclosures are not supposed to be a summary, please use a different word other than “summarizes.”

Response: The Registrant has updated its disclosure as follows:

The following ~~summarizes~~table identifies the principal and non-principal risks of the Fund.

Statement of Additional Information

Comment 30: Please update the Fund’s disclosure on page 3 to reflect the Fund’s anticipated compliance with Rule 18f-4 under the 1940 Act rather its reliance on no-action letters.

Response: The Registrant has added the following disclosure to “Investment Restrictions”:

The SEC has adopted new regulations under the 1940 Act governing the use of derivatives by registered investment companies (“Rule 18f-4”). The Fund will be required to comply with Rule 18f-4 by August 19, 2022. Once implemented, Rule 18f-4 will impose limits on the amount of derivatives the Fund can enter into, eliminate the asset segregation framework currently used by the Fund to comply with Section 18 of the 1940 Act, treat derivatives as senior securities and require the Fund to maintain a comprehensive derivatives risk management program and appoint a derivatives risk manage if its exposure to derivatives is above a specified amount. The Fund is currently evaluating the impact, if any, of Rule 18f-4 on the Fund.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

Ms. Emily Rowland

June 1, 2022

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser